

13031585

SE( MISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 32099 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAWSON FINANCIAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 EAST CAMELBACK ROAD
(No. and Street)

PHOENIX (City) ARIZONA (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LONA NANNA 602-381-8588
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

2432 W. PEORIA AVE., STE 1282 (Address) PHOENIX (City) AZ (State) 85029 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, PAMELA D. LAWSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAWSON FINANCIAL CORPORATION, as of SEPTEMBER 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY

Title

Notary Public


LONA M NANNA
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
January 04, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SCHUMANN, ADRIANO & COMPANY, P.L.L.C.**
*Certified Public Accountants*
*Merlin J. Schumann*
*Charles M. Adriano, CPA*
*Shayne P. Theobald*
*Scott R. Gastineau, CPA*

## Independent Auditors' Report

The Board of Directors
Lawson Financial Corporation

We have audited the accompanying statement of financial condition of Lawson Financial Corporation, an Arizona Corporation, as of September 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation at September 30, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schumann Adriano & Company

November 28, 2012

*2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241*

# LAWSON FINANCIAL CORPORATION
## Statement of Financial Condition
## September 30, 2012

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 665,705 |
| Cash segregated under federal and other regulation | | 10,594 |
| Due from clearing organization | | 1,184,554 |
| Securities owned: | | |
| -marketable | | 3,156,296 |
| Employee receivables | | 25,272 |
| Furniture, equipment and leasehold improvements net of accumulated depreciation of $307,834 | | 73,717 |
| Interest receivable | | 16,735 |
| Prepaid expenses | | 15,475 |
| Other assets | | 64,294 |
| Total Assets | $ | 5,212,642 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | 163,967 |
| Arbitration payable | | 420,000 |
| Securities sold, not yet purchased, at market value | | 2,452,523 |
| Commissions payable | | 664,953 |
| Notes Payable | | 21,359 |
| Payable to related party | | 10,000 |
| Total Liabilities | | 3,732,802 |
| Common stock, $.01 par value, authorized 100,000 shares, issued 86,000 shares, outstanding 51,000 shares | | 860 |
| Additional paid-in capital | | 524,140 |
| Retained earnings | | 1,146,844 |
| Less 35,000 shares of treasury stock at cost | | (192,004) |
| Total Stockholder's Equity | | 1,479,840 |
| Total Liabilities and Stockholder's Equity | $ | 5,212,642 |

The accompanying notes are an integral part of these financial statements

# LAWSON FINANCIAL CORPORATION
## Statement of Income
## For the Year Ended September 30, 2012

| | | |
|---|---|---|
| REVENUES | | |
| Trading profits | $ | 3,425,758 |
| Investment banking | | 2,166,135 |
| Commissions | | 151,519 |
| Interest income | | 462,310 |
| | | 6,205,722 |
| EXPENSES | | |
| Employee compensation and benefits | | 2,728,903 |
| General and administrative | | 1,051,437 |
| Interest | | 454,234 |
| Professional fees | | 439,330 |
| Occupancy and equipment costs | | 264,743 |
| Regulatory fees and expenses | | 247,011 |
| Advertising | | 170,675 |
| Insurance | | 118,951 |
| Communications and data processing | | 108,638 |
| Seminars | | 57,350 |
| Postage | | 52,589 |
| Depreciation | | 10,409 |
| Miscellaneous | | 270,671 |
| | | 5,974,941 |
| Net Income | $ | 230,781 |

The accompanying notes are an integral part of these financial statements

**LAWSON FINANCIAL CORPORATION**
**Statement of Cash Flows**
**For the Year Ended September 30, 2012**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net Income | $ | 230,781 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Depreciation | | 10,409 |
| Increase (decrease) in cash resulting from changes in: | | |
| Commissions receivable | | (1,400) |
| Securities owned, marketable | | (439,115) |
| Employee receivable | | (18,172) |
| Interest receivable | | 19,296 |
| Prepaid expenses | | 8,000 |
| Other assets | | 2,008 |
| Receivable/Payable to clearing organization | | 206,976 |
| Accounts payable, accrued expenses, and other liabilities | | 13,053 |
| Securities sold, not yet purchased | | (282,173) |
| Arbitration payable | | 420,000 |
| Commissions payable | | 424,534 |
| Related party payable | | (129,141) |
| Net cash provided by operating activities | | 465,056 |
| Net cash used in investing activities: | | |
| Purchase of Fixed Assets | | (31,626) |
| Net increase in cash and cash equivalents | | 433,430 |
| Cash and cash equivalents, beginning of year | | 242,869 |
| Cash and cash equivalents, end of year | $ | 676,299 |
| Supplemental cash flow information: | | |
| Cash paid for interest | $ | 454,234 |

The accompanying notes are an integral part of these financial statements

**Lawson Financial Corporation**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended September 30, 2012**

| | Common Stock | Additional Paid in Capital | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, October 1, 2011 | 860 | 524,140 | (192,004) | 916,063 | $ 1,249,059 |
| Net income for the year ended September 30, 2012 | | | | 230,781 | 230,781 |
| Balance, September 30, 2012 | 860 | 524,140 | (192,004) | 1,146,844 | $ 1,479,840 |

The accompanying notes are an integral part of these financial statements.

**LAWSON FINANCIAL CORPORATION**
**Notes to Financial Statements**
**September 30, 2012**

## 1. Summary of Significant Accounting Policies

### a. Basis of Presentation

Lawson Financial Corporation (the Company) is a securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. The Company conducts security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2012, there is no difference between the Company's net income and comprehensive income.

### b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

Cash equivalents at September 30, 2012 consisted of:

| | |
|---|---|
| Cash | $ 665,705 |
| Cash segregated under federal and other regulations | 10,594 |
| | $ 676,299 |

### c. Financial instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

## 1. Summary of Significant Accounting Policies, (continued)

### d. Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

### e. Receivables

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Pershing, LLC and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

### f. Allowance for Doubtful Accounts

Commissions and other receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the specific receivables, taking into consideration the age of the past due accounts and an assessment of the debtor's ability to pay. There is no allowance for doubtful accounts at September 30, 2012.

### g. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five or seven years. Leasehold improvements are amortized over the estimated economic useful life of the improvement.

### h. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### i. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date. The Company, in accordance with FASB ASC 740, Income Taxes, has assessed the likelihood that based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

## 1. Summary of Significant Accounting Policies, (continued)

### j. Advertising

Advertising and promotion costs are expensed as incurred.

## 2. Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012.

**LAWSON FINANCIAL CORPORATION**
**Notes to Financial Statements**
**September 30, 2012**

## 2. Fair value measurement (continued)

### Fair Value Measurements on a Recurring Basis

### As of September 30, 2012

| | | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Financial Instruments owned: | | | | | |
| Municipal Bonds | $ | - | 2,693,934 | 852 | 2,694,786 |
| Corporate Obligations | | 278,409 | 33,579 | - | 311,988 |
| Other Securities | | - | - | 127,475 | 127,475 |
| Equities | | 22,047 | - | - | 22,047 |
| Totals | $ | 300,456 | 2,727,513 | 128,327 | 3,156,296 |
| **Liabilities** | | | | | |
| Financial instruments sold, Not yet purchased | | | | | |
| Other Securities | $ | - | 2,452,523 | - | 2,452,523 |
| | $ | - | 2,452,523 | - | 2,452,523 |

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2012.

**Level 3 Financial Assets and Liabilities**
**Year Ended September 30, 2012**
**Total Gains/Losses Included in Income**
**Principal Transactions**

| | | Beginning Balance | Realized Gains and (Losses) Related to Assets Held at Year End | Transfers In/Out | Purchases, Issuances, and Settlements | Ending Balance |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Financial Instruments Owned | $ | 58,750 | 826 | 116,327 | (47,576) | 128,327 |

## 3. Cash Segregated Under Federal and Other Regulations

Cash of $10,594 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

## 4. Deposit with Clearing Organization

The Company is required to hold a cash deposit with its clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. In lieu of a clearing deposit, the Company obtained a letter of credit with M&I Marshall & Ilsley Bank in the amount of $100,000 which can only be used to satisfy any clearing deficits with Pershing, LLC., the Company's clearing broker. As of September 30, 2012, the Company had not drawn on the letter of credit. The letter of credit specifies an interest rate of 3% in excess of prime. The line is collateralized by substantially all of the Company's assets.

## 5. Financial instruments with off-balance sheet risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2012, at fair values of the related securities and will incur a loss if the fair value of these securities increases subsequent to September 30, 2012.

## 6. Securities Owned

The amortized cost and estimated market values of investment trading securities at September 30, 2012 are as follows:

| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated market value |
|---|---|---|---|---|
| Municipal bonds | $ 2,640,074 | 90,816 | 36,104 | 2,694,786 |
| Other securities | 124,256 | 3,969 | 750 | 127,475 |
| Corporate obligations | 318,022 | 1,720 | 7,754 | 311,988 |
| Equities | 10,859 | 11,431 | 243 | 22,047 |
| | $ 3,093,211 | 107,936 | 44,851 | 3,156,296 |

The net unrealized gain at September 30, 2012 is $63,085 and is recognized in the current statement of income.

The amortized cost and estimated market value of investment trading securities at September 30, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

| | Amortized cost | Estimated market value |
|---|---|---|
| Due in one to five years | $ 74,855 | 45,203 |
| Due in five to fifteen years | 198,310 | 204,199 |
| Due in fifteen years to twenty years | 56,929 | 57,133 |
| Due in twenty years to thirty-five years | 2,309,980 | 2,388,251 |
| | 2,640,074 | 2,694,786 |
| Other securities | 124,256 | 127,475 |
| Corporate obligations | 318,022 | 311,988 |
| Equities | 10,859 | 22,047 |
| | $ 3,093,211 | 3,156,296 |

## 7. Receivable from Clearing Organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing organization in the amount of $1,184,554 is from the purchase and sales of securities on a trade date basis at September 30, 2012.

## 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and related net capital ratio may fluctuate on a daily basis. At September 30, 2012, the Company had net capital of $1,004,608 which was $754,608 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.27 to 1.

## 9. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2012, are as listed below:

| Years ending September 30 | | |
|---|---|---|
| 2013 | $ | 67,168 |
| 2014 | | 44,042 |
| | $ | 111,210 |

The Company has various other leases on a month to month basis.

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2012 was $259,518.

## 10. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent for the year ended September 30, 2012, was $14,299, which is included in occupancy and equipment costs.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during the year ending September 30, 2011 was $129,210, which is included in occupancy and equipment costs.

The Company has $25,272 in officer and employee receivables at September 30, 2012.

The Company has $10,000 in liabilities to related parties.

## 11. Notes Payable

| | |
|---|---|
| Unsecured note payable of censure and fines payable to FINRA dated August 18, 2011 in the amount of $18,750 payable in monthly installments of $835, including interest at 6.25%. | $ 8,859 |
| Unsecured note payable of censure and fines payable to FINRA dated October 12, 2012 in the amount of $12,500. There is an initial installment due of $3,125, followed by monthly installments of $500, including interest at 6.25%. | $ 12,500 |
| | $ 21,359 |

Interest expense on the notes for the year ending September 30, 2012 was $866.

Loan maturities following September 30, 2012 are as follows:

| | |
|---|---|
| 2013 | $ 13,953 |
| 2014 | $ 7,406 |
| | $ 21,359 |

## 12. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals of up to 15% of annual compensation, or the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

## 13. Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In normal industry practices, brokerage firms sell securities not yet purchased for their own account. The establishment of short positions exposes firms to off-balance sheet market risk in the event prices increase, as the firms may be obligated to acquire the securities at prevailing market prices.

### 13. Concentrations and Credit Risks, (continued)

The Company from time to time maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. For the year ended September 30, 2012, the Company had deposits in excess of federally insured limits in the amount of $437,903.

### 14. Contingencies

The Company is a defendant in arbitration before the Financial Industry Regulatory Authority, filed by its customers. The case is still in discovery phases and no amount of claimed damages has been submitted. The Company denies all liability. The hearing is expected to take place in mid 2013 and legal counsel is unable to give an assessment of the outcome at this time.

### 15. Subsequent Events

The company has evaluated subsequent events through November 28, 2012, the date which the financial statements were available to be issued.

On October 26, 2012, the Financial Industry Regulatory Authority (FINRA) provided a letter of acceptance, waiver and consent to the Company's legal counsel regarding the imposition of certain findings. FINRA has assessed a censure and fine of $12,500. This has been accrued and included in notes payable.

# SUPPLEMENTARY INFORMATION

**Schedule I**

**LAWSON FINANCIAL CORPORATION**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**As of September 30, 2012**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | | $ 1,479,840 |
| **Nonallowable assets** | | |
| Employee receivables | 25,272 | |
| Prepaid expenses | 15,475 | |
| Furniture, equipment and leasehold improvements | 73,717 | |
| Other assets | 26,394 | |
| Total deductions | | 140,858 |
| Net capital before haircuts on securities positions | | 1,338,982 |
| **Haircuts** | | |
| State and municipal government obligations | 188,679 | |
| Other securities | 19,121 | |
| Equities | 3,307 | |
| Corporate bonds and obligations | 22,376 | |
| Short Inventory | 100,891 | |
| Total haircuts | | 334,374 |
| Net capital | | $ 1,004,608 |
| **Aggregate indebtedness** | | |
| Accounts payable, accrued expenses, and other liabilities, as adjusted | | $ 1,280,279 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | | $ 85,352 |
| Minimum dollar net capital requirement | | $ 250,000 |
| Net capital requirement (greater of above) | | $ 250,000 |
| Excess net capital | | $ 754,608 |
| Excess net capital at 1000% | | $ 876,580 |
| Ratio: Aggregate indebtedness to net capital | | 1.27 to 1 |

**Schedule I, (continued)**

**LAWSON FINANCIAL CORPORATION**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**As of September 30, 2012**

**Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.**

| | | |
|---|---|---|
| Net capital per focus report | $ | 962,314 |
| Changes resulting from audit adjustments | | |
| Increase in receivable from clearing organization | | 12,952 |
| Increase in cash | | 633 |
| Increase in haircuts on securities | | (6,487) |
| Decrease in related party payable | | 62,169 |
| Increase in accounts payable | | (31,960) |
| Increase in note payable | | (1,060) |
| Unrealized gains on securities | | 6,047 |
| Net capital per audit report | $ | 1,004,608 |

## Schedule II

## LAWSON FINANCIAL CORPORATION
## Computation for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 of the Securities and Exchange Commission As of September 30, 2012

| | |
|---|---|
| **Credit balances** | |
| Free credit balances and other credit balances in customers' security accounts | $ - |
| Monies borrowed, collateralized by securities carried for the accounts of customers | - |
| Monies payable against customers' securities loaned | - |
| Credit balances in firm accounts which are attributable to principal sales to customers | - |
| Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days | - |
| Market value of short security count differences over thirty calendar days old | - |
| Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days | - |
| Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days | - |
| Total credit items | - |
| **Debit balances** | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3 | - |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | - |
| Failed to deliver customers' securities not older than thirty calendar days | - |
| Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts | - |
| Total debit items | - |
| Excess of total credits over total debits | $ - |
| **Reserve Computation** | |
| 105% of total credits over total debits | $ - |
| Amount held on deposit in reserve bank accounts | $ 10,594 |

**Note:** The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2012 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the Financial Industry Regulatory Authority on October 25, 2012, agrees with that shown above.

**Schedule III**

**LAWSON FINANCIAL CORPORATION**
**Information relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**As of September 30, 2012**

| | | |
|---|---|---|
| **1.** | Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2012 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. | $ - |
| | **A.** Number of items | - |
| **2.** | Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2012, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. | $ - |

*SCHUMANN, ADRIANO & COMPANY, P.L.L.C.*

*Certified Public Accountants*

*Merlin J. Schumann*
*Charles M. Adriano, CPA*

*Shayne P. Theobald*
*Scott R. Gastineau, CPA*

*Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation*

To the Board of Directors of Lawson Financial Corporation

3352 E. Camelback Rd.
Phoenix, AZ 85018

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2012, which were agreed to by Lawson Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating Lawson Financial Corporation, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lawson Financial Corporation's management is responsible for the Lawson Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check number 41058, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the general ledger and company's the quarterly income and expense summary worksheet, noting no differences;

*2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241*

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, the quarterly income and expense summary worksheet, supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 27, 2012



Schumann, Adriano & Company, P.L.L.C.

**SIPC-7** (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (33-REV 7/10)

For the fiscal year ended 09/30 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032099 FINRA SEP
LAWSON FINANCIAL CORPORATION
3352 E CAMELBACK RD
PHOENIX AZ 85018-2310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
LONA NANNA 602-381-8588

2. A. General Assessment (item 2e from page 2) $ 12,818
   B. Less payment made with SIPC-6 filed (exclude interest) ( 5753 )
   04/24/2012
   Date Paid
   C. Less prior overpayment applied ( 0 )
   D. Assessment balance due or (overpayment) 7,065
   E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,065
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 7,065
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAWSON FINANCIAL CORPORATION
(Name of Corporation, Partnership or other organization)

Lona M Nanna
(Authorized Signature)

CFO
(Title)

Dated the 27 day of NOVEMBER , 20 12 .

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/01, 2011 and ending 09/30, 2012
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $6,201,638 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 168,816 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 174,086 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 266,929 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 10,370 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $454,234 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 454,234 |
| Total deductions | 1,074,435 |
| 2d. SIPC Net Operating Revenues | $5,127,203 |
| 2e. General Assessment @ .0025 | $12,818 |
| | (to page 1, line 2.A.) |

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
*Certified Public Accountants*

*Merlin J. Schumann*
*Charles M. Adriano, CPA*
*Shayne P. Theobald*
*Scott R. Gastineau, CPA*

## Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lawson Financial Corporation

In planning and performing our audit of the financial statements of Lawson Financial Corporation (the Company), as of and for the year ended September 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule

*2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241*

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
November 28, 2012